March 2, 2011

Jennifer Thompson
Accounting Branch Chief
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	USA Synthetic Fuel Corporation
Item 4.01 Form 8-K/A
Filed February 17, 2011
File No. 0-54044

Dear Ms. Thompson:

We have reviewed the Staff’s comments contained in the letter dated February 23, 2011 regarding Item 4.01 Form 8-K/A filed on February 17, 2011.

Please find our responses to each of your questions as noted below.  We note here that we are concurrently filing Amendment No. 2 to Form 8-K as requested by the Staff.

Item 4.01 form 8-K filed February 17, 2011

1.	We have reviewed your response to comment 4 in our letter dated February 3, 2011 and have the following comments:

Although you indicated that the chairman of your board of directors discussed the BOE energy asset valuation disagreement with Killman Murrell, you do not affirmatively state, as required by Item 304(a)(1)(iv)(B) of Regulation S-K, whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant.  Please amend your filing to provide this required disclosure.

Response:  We note the Staff’s comments.     We have modified the Form 8-K/A as requested to affirmatively state, as required by Item 304(a)(1)(iv)(B) of Regulation S-K, that no audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant.  We have retained the disclosure that the subject matter of the disagreement with the former accountant was discussed with Killman Murrell by the Chairman of the Board of Directors, in that capacity, and in the capacity of Chief Financial Officer.

We note your disclosure that Killman Murrell has agreed to respond fully to the inquiries of your successor auditor concerning the subject matter of the BOE energy asset valuation disagreement “upon our authorization.”  As required by Item 304(a)(1)(iv)(C) of Regulation S-K, please amend your filing to clearly state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitations thereon and the reason therefor.  Your use of the phrase “upon our authorization” could be interpreted to mean you have not yet provided or may choose not to provide Killman Murrell with authorization to fully respond to the inquiries of the successor accountant.

Response:  We note the Staff’s comments.  We have amended the filing to clearly state, as required by Item 304(a)(1)(iv)(C) of Regulation S-K, that we have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements.

The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  H. H. Graves
H. H. Graves
Chairman